SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                February 2, 2006

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F X       Form 40-F
                                  ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CORUS GROUP plc



Date:  February 2, 2006              By       Theresa Robinson
    ----------------------                    ----------------

                                              Name: Mrs T Robinson
                                              Group Secretariat Co-ordinator

2 February 2006


Corus Group plc ("The Company")

SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTERESTS IN SHARES

This notification relates to the ordinary shares of the Company ("the shares") and is given in fulfilment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

The Company received notification today that on 31 January 2006, following acquisitions, the Credit Suisse ("CS") companies listed below (together the "CS companies") held the following interests in the issued share capital of the
Company:

     1. Credit Suisse Securities (Europe) Limited ("CSSEL"): 158,661,743 shares. CSSEL is interested in 53,906,059 of these shares under section 208(5) of the act by virtue of the right to redelivery of equivalent securities under stock lending arrangements.

     2.   Credit Suisse International ("CSi"): 24,813,599 shares,

     3.   Credit Suisse Securities (USA) LLC 168,100 shares.

The CS companies now hold a total interest of 183,643,442 shares being equivalent to approximately 4.12% of the issued share capital of the Company.

Those Credit Suisse companies which are direct or indirect holding companies of CSSEL, CSi and CSS (USA) LLC are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSSEL, CSi and CSS (USA) LLC are interested.

END